PUBLIC FILING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 25TH FLOOR
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON COHEN 415-318-3684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST WINTTER & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

675 YGNACIO VALLEY RD,. STE A200	WALNUT CREEK	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GCA ADVISORS, LLC

FINANCIAL STATEMENT
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

GCA ADVISORS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2018

TABLE OF CONTENTS

Page

OATH OR AFFIRMATION

I, AARON COHEN _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GCA ADVISORS, LLC _____ , as

of DECEMBER 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CFO

Title

SEE ATTACHED
_____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California _____ }

County of _San Francisco_____ }

On _2/28/19_____ before me, _Bharti Sharma, Notary public_
(Here insert name and title of the officer)

personally appeared _____Aaron Cohen_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature   (Notary Public Seal)



BHARTI SHARMA
Notary Public - California
San Francisco County
Commission # 2175091
My Comm. Expires Dec 10, 2020

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

form X-17A-5
(Title or description of attached document continued)

Number of Pages _____ Document Date_____

CAPACITY CLAIMED BY THE SIGNER
- ☑ Individual (s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

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ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Executive Committee
GCA Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GCA Advisors, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as GCA Advisors, LLC's auditor since 2017.
Walnut Creek, California
February 28, 2019

GCA ADVISORS, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	38,366,316
Accounts receivable, net of allowance of $433,156		1,561,807
Due from affiliates		3,108,578
Deferred tax asset		2,145,752
Prepaid expenses & other assets		291,689
Total assets		45,474,142

Liabilities and Member's Equity

Accounts payable		331,476
Accrued compensation		15,532,107
Due to affiliates		7,184,148
Deferred revenue		304,063
Other accrued liabilities		754,508
Total liabilities		24,106,302
Member's equity		21,367,840
Total liabilities and member's equity	$	45,474,142

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operations

GCA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc. ("the Member"), a Delaware corporation. The Member is a wholly owned subsidiary of GCA Corporation ("GCA Corp."), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer originally registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 24, 2003. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 9, all of the Company's revenues are earned in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*
The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) *Fair Value of Financial Instruments*
The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(c) *Use of Estimates and Assumptions*
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Corp.; and the allocation of compensation benefits and other expenses incurred by GCA Savvian, LLC, a subsidiary of the Member on behalf of the Company.

(d) *Cash and Cash Equivalents*
Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. There were no cash equivalents at December 31, 2018.

(e) *Accounts Receivable and Allowance for Doubtful Accounts*
Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Allowances for doubtful accounts are based on specifically identifying accounts that are past due that are deemed by management not likely to be collectible. If amounts become uncollectible, they will be charged to operations when that determination is made.

(2) Summary of Significant Accounting Policies *(continued)*

(f) *Income Taxes*

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of the Member. As the Company's results of operations provide the funding source for payment of the Member's income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by the Member.

The Company follows the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which the Member is required to file income tax returns, as well as for all open tax years in these jurisdictions. No liabilities for uncertain income tax positions were recorded as of December 31, 2018.

(3) New Accounting Pronouncements

(a) *Recently Issued Accounting Guidance, Not Yet Adopted*

ASU 2016-13 *Financial Instruments – Credit Losses (Topic 326)* ("ASU 2016-13")

In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

(b) *Recently Adopted Accounting Guidance*

ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09")

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 using the full retrospective method with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. There was no beginning balance effect on the financial statements for the year ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the Statement of Operations most closely associated with financial instruments, including interest income and interest expense.

(3) New Accounting Pronouncements (Continued)

See Note 7 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

(4) Risk Concentrations

The Company places its cash with a well-established financial institution and, at times, balances may exceed the Federal Deposit Insurance Corporation's ("FDIC") coverage limits of $250,000 during the year. The Company has never experienced any losses related to these balances. As of December 31, 2018, the Company's cash balance exceeded this FDIC limit by $38,186,315.

(5) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit-sharing contributions to the plan. During 2018, the Company did not make any profit-sharing contributions to the plan.

(6) Commitments and Contingencies

(a) *Leases*

The Member has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2026. The Company incurred reimburses GCA Savvian, LLC under the Intercompany Services Agreement for use of office facilities and equipment and furniture.

(b) *Legal Matters*

The Company may be subject to various pending and threatened legal actions, which arise in the natural course of business. Predicting the outcome of a matter is inherently difficult. The Company accrues for estimated loss contingencies related to legal matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss.

The Company has been in mediation with a former employee regarding certain claims made against the Company. No formal claim has been filed. The mediation was ongoing throughout 2018. At the end of 2018, attorney's representing the Company offered a settlement range to the former employee of $500,000 to $1,100,000. The Company is insured for the employment related claims and the Company's attorneys estimate that the Company's insurance company will cover two-thirds (2/3) of a potential settlement. The Company estimates that it is probable that a settlement payment will be made to the former employee and has accrued a loss contingency in the amount of $167,000 in Other accrued liabilities on the Statement of Financial Condition. The loss contingency represents one-third (1/3) of the low end of the settlement range offered to the former employee. Due to uncertainties, it is at least reasonably possible that management's estimate of the outcome could change.

(7) Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A

performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from

a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $339,081 and $1,561,807 as of January 1, 2018 and December 31, 2018, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers totaled $560,119 and $304,063 as of January 1, 2018 and December 31, 2018, respectively.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs as of January 1, 2018 and December 31, 2018, respectively.

(8) Income Taxes

Significant components of the Company's deferred tax balances as of December 31, 2018:

Deferred income tax asset:	
Share-based compensation	$ 1,800,140
Accrued compensation	273,614
Unrealized gain/loss	17,279
State taxes	54,719
Total deferred income tax asset	$ 2,145,752
Valuation allowance	-
Net deferred income tax asset	$ 2,145,752

The tax effects of temporary differences that give rise to the deferred tax assets as of December 31, 2018 are the California income taxes, accrued compensation, accrued vacation, capital loss, stock-based compensation, and exchange rate translation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

On January 1, 2018 the Tax Cuts and Jobs Act (the "Act"), became effective for all tax years starting January 1, 2018. The Act significantly changes the fundamentals of U.S. corporate income taxation by, among many other things, reducing the U.S. federal corporate income tax rate to 21%. The Company has incorporated the effects of the act into its income tax calculations for the year-ended December 31, 2018.

The Member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Member is subject to U.S. federal and state income tax examinations by tax authorities for tax years from 2014.

The Company does not have any unrecognized tax benefits, or interest and penalties accrued on unrecognized tax benefits at December 31, 2018. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

(9) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Intercompany Services Agreement.

(9) Related Party Transactions *(continued)*

The Company records a provision for income tax. The amount represents the Company's income tax expense, if the Company incurred income tax expense on a standalone basis. The Company made cash

distributions to the Member to fund the payment of income taxes owed by the Member, which were less than the amount calculated by the Company on a standalone basis.

During 2018, the Company had net contributions to the Member, of $4,095,978. This amount is made up of cash distributions of $6,725,000 and an offsetting amount of $10,820,978 related to the current income tax expense that the Company would incur on a standalone basis, and stock-based compensation expense, which are treated as capital contributions.

The Company and GCA Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company and GCA Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology.

The Company and GCA Altium, a sister company, have an agreement to reimburse certain expenses and fees paid on the other's behalf.

As of December 31, 2018, the Company had receivables from GCA Corp. of $2,858,092, and from GCA Altium of $250,486. The Company had outstanding payables at December 31, 2018 of $7,131,130 to GCA Savvian, LLC, $46,603 to the Member, and $6,415 to GCA Savvian Europe Limited.

Certain employees of the Company were granted Stock Acquisition Rights ("SAR") in GCA Corp. The SAR were granted in 2016, 2017 and 2018. There are two conditions that must be met before the SAR vest and can be exercised; 1) continued employment/service and 2) performance condition. The

performance condition is probable to be met as of the issuance of these financial statements, and therefore the SAR will vest and will be exercisable in 2019. See Note 10.

(10) Share-Based Compensation

In 2015 GCA Corp. created a stock option plan, in which, employees of GCA Corp. and its subsidiaries were eligible to be granted Stock Acquisition Rights (SAR) to purchase GCA Corp. stock. GCA Corp. first granted SAR in March 2016 (RSU-2). There have been additional grants in 2017 (RSU-4) and 2018 (RSU-5). Certain employees were granted SAR, with an exercise price of one Yen per share. The SAR vests ratably over four years from grant date. The SAR are subject to both a performance condition and a continued employment/service condition, both of which must be satisfied before any portion of the SAR shall vest and before any SAR can be exercised. As of December 31, 2018, the Company believes that it is probable that it will achieve the performance condition, for the 2018 year, in March 2019, when GCA Corp. issues its 2018 annual report.

The Company's stock-based compensation expense is accounted for in accordance with the provisions issued by the FASB for stock compensation and share-based arrangements. Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant

(10) Share-Based Compensation (continued)

date based on the fair value of the award and is recognized as expense ratably over the requisite service Period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates the fair value of each option award on the date of grant based on GCA Corp.'s publicly traded stock price at the close of business. GCA Corp.'s stock is traded on the Tokyo Stock Exchange, First Section (code 2174).

In March 2016, GCA Corp. granted 1,035,000 SAR to employees of the Company and GCA Savvian, LLC. In May 2017, GCA Corp. granted 686,473 SAR to employees of the Company and GCA Savvian, LLC. In July 2018, GCA Corp. granted 396,936 SAR to employees of the Company and GCA Savvian LLC. A total of 2,118,409 SAR were granted to employees of the Company and GCA Savvian LLC as of December 31, 2018. As of December 31, 2018, 362,149 of SAR granted have been forfeited.

The following is an analysis of SAR as of December 31, 2018:

	Number of SAR	Weighted Average Exercise Price
SAR		
Balance on January 1, 2018	1,642,723	$ 0.01
Grant	396,936	$ 0.01
Exercised	-	-
Forfeited	(283,399)	$ 0.01
Balance on December 31, 2018	1,756,260	$ 0.01

Nonvested SAR consist of the following:

	Number of SAR	Weighted Average Fair Value at Grant
SAR		
Balance on January 1, 2018	1,642,723	$ 8.73
Grant	396,936	$ 7.70
Vested	(597,274)	$ 8.88
Forfeited	(283,399)	$ 8.62
Balance on December 31, 2018	1,158,986	$13.79

(11) Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date the accompanying financial statements were issued, and has determined there are no matters requiring disclosure.